ArcelorMittal acquires CINTER S.A. a major stainless steel tube producer in South America

Luxembourg, 24 December 2007 - ArcelorMittal, the world's largest steel company, has announced the acquisition of Cínter S.A., an important stainless steel tube producer located in Uruguay. The purchase forms part of the strategy of ArcelorMittal to strengthen its stainless steel business in South America.

Cinter S.A. enjoys a strong position in stainless steel tubes. It has also developed specialties that will complement the current offer of its stainless business. Its net sales for the year ended, September 2007, was US$47million.

Cinter S.A. employs about 200 people in 3 sites located in Montevideo. It is an efficient Company that will perfectly integrate within the growth plan of ArcelorMittal in South America.

The transaction is being reviewed by the competition authorities.

About ArcelorMittal

ArcelorMittal is the world's number one steel company, with 320,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

ArcelorMittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 27 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

ArcelorMittal key pro forma financials for 2006 show combined revenues of USD 88.6 billion, with a crude steel production of 118 million tonnes, representing around 10 per cent of world steel output.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

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